UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048518

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SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65878 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL EXECUTION BROKER, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

| BALA CYNWYD | PA | 19004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

| 750 THIRD AVENUE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL EXECUTION BROKER, LP, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste A. Stellabott, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Feb. 24, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GLOBAL EXECUTION BROKERS, LP
(a limited partnership)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2014

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Global Execution Brokers, LP

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2014. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Execution Brokers, LP as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2015

## GLOBAL EXECUTION BROKERS, LP

**Statement of Financial Condition**
**December 31, 2014**

| | |
|---|---|
| **ASSETS** | |
| Cash | **$ 972** |
| Receivable from clearing broker | **26,260,677** |
| Receivable for payment for order flow | **3,256,500** |
| Receivable from affiliates | **5,412,068** |
| Fixed assets (net of accumulated depreciation of $148,922) | **33,943** |
| Total assets | **$ 34,964,160** |
| **LIABILITIES AND PARTNERS' CAPITAL** | |
| Marketing and transaction fees payable | **$ 8,527,514** |
| Payable to affiliates | **935,522** |
| Accrued compensation | **40,348** |
| Accrued expenses and other liabilities | **77,920** |
| Total liabilities | **9,581,304** |
| Partners' capital | **25,382,856** |
| Total liabilities and partners' capital | **$ 34,964,160** |

*See notes to statement of financial condition*

## GLOBAL EXECUTION BROKERS, LP

**Notes to Statement of Financial Condition**
**December 31, 2014**

### NOTE A - ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange (the "CBOE"), is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission ("CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

### NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records revenue from order flow and principal transactions and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the asset.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

### NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2014, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

### NOTE D - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), Susquehanna Financial Group, LLLP, Susquehanna Securities, and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $891,307 relating to these direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $44,215 relating to these services.

The Entity has an execution services agreement with Susquehanna Financial Group, LLLP. Under this agreement, the Entity executes orders for Susquehanna Financial Group, LLLP on various exchanges, for which it receives a monthly fee amounting to $500,000, or other such amount as agreed upon by the Entity and Susquehanna Financial Group, LLLP. No receivable exists as of December 31, 2014.

The Entity has an execution services agreement with Susquehanna Securities. Under this agreement, the Entity executes orders for Susquehanna Securities on various exchanges, for which it receives a monthly fee amounting to $500,000, or other such amount as agreed upon by the Entity and Susquehanna Securities. No receivable exists as of December 31, 2014.

## GLOBAL EXECUTION BROKERS, LP

**Notes to Statement of Financial Condition**
**December 31, 2014**

**NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)**

The Entity enters into agreements with order flow providers and pays the providers an agreed-upon marketing fee for sending their orders through the Entity's order routing system. The Entity aggregates this order flow and may give preference to affiliates which are liquidity providers on the exchange where such orders are executed. In return for giving preference to these affiliates, the Entity receives payment for order flow directed to it by these affiliates. Included in receivable from affiliate on the statement of financial condition is $5,410,510 due to the Entity at December 31, 2014 related to this arrangement.

Affiliates of the Entity which are liquidity providers on various exchanges may direct their order flow providers to route orders by way of the Entity's router and execution services. These affiliates benefit from this activity and make payments for order flow directly to such order flow providers based on previously agreed-upon rates. In these instances, the Entity has no liability regarding the affiliates' payments for order flow and only provides the routing and execution services on behalf of its affiliates. This arrangement is reviewed annually and adjusted as deemed necessary by management.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement.

Because of their short-term nature, the fair values of the payable to and the receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

**NOTE E - INCOME TAXES**

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2014, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2009 and presently is associated with open federal examinations for tax years 2009 and 2010. Any resulting adjustments pursuant to the examinations would be reportable by the Entity's partners on their respective tax returns.

**NOTE F - NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. At December 31, 2014, the Entity had net capital of $19,656,734 which exceeded its requirement of $250,000 by $19,406,734.

**NOTE G - SUBSEQUENT EVENTS**

Subsequent to year end, no capital contributions or withdrawals were made.